UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson

Chief Financial Officer and General Counsel

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham, Massachusetts 02453

(781) 894-9770

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-2626

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Pianissimo Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Pianissimo Holdings Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s ordinary common stock, par value $0.001 per share, at a purchase price of $40.00 per share, net to the seller in cash without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2013, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on August 21, 2013 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2, “Identity and Background of Filing Person,” is hereby amended and supplemented by amending and restating the second full paragraph on page 2 under the heading “Identity and Background of Filing Person—Tender Offer” in its entirety as follows:

“Immediately following the purchase of shares of Company Common Stock in the Offer, in accordance with the terms of the Merger Agreement, the parties to the Merger Agreement will complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. The Company does not foresee any reason that would prevent the parties to the Merger Agreement from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. However, in the event that the parties to the Merger Agreement are unable for any reason to complete the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer, and if Acquisition Sub does not acquire at least one share of Company Common Stock more than 90% of the fully-diluted shares in the Offer, then, under the Merger Agreement, Acquisition Sub has been granted the Top-Up Option (as defined below), subject to certain limitations, to purchase from the Company the lowest number of additional shares sufficient to cause Acquisition Sub to own one share more than 90% of the shares of Company Common Stock then outstanding on a fully-diluted basis at a price per share equal to the Offer Price. The Top-Up Option may not be exercised more than once, and following the exercise of the Top-Up Option, Acquisition Sub will effect the Merger pursuant to Section 253 of the DGCL without a vote of the stockholders of the Company. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of the Company will be entitled to appraisal rights under Delaware law if they do not tender shares of Company Common Stock in the Offer and (ii) stockholders of the Company who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their shares of Company Common Stock as was payable in the Offer.”

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By inserting, as the last sentence of the first full paragraph on page 33 under the heading “Additional Information—Appraisal Rights,” the following sentence:

“If the Merger is completed, Parent and Acquisition Sub have informed the Company that they will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger.”

By amending and restating the last paragraph on page 34 (continuing onto page 35) under the heading “Additional Information—Merger Without a Vote” in its entirety as follows:

“If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, in accordance with the terms of the Merger Agreement, the parties to the Merger Agreement will effect the closing of the Merger within one business day following the consummation of the Offer without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. We do not foresee any reason that would prevent the parties to the Merger Agreement from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the parties do not complete the Merger within one business day following the consummation of the Offer and the Top-Up Option has been exercised in accordance with the terms of the Merger Agreement, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of the Company will be entitled to appraisal rights under Delaware law if they do not tender shares of Company Common Stock in the Offer and (ii) stockholders of the Company who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their shares of Company Common Stock as was payable in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEINWAY MUSICAL INSTRUMENTS, INC.

By:	/s/ Michael T. Sweeney
Name: Title:	Michael T. Sweeney President and Chief Executive Officer

Dated: September 3, 2013